SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 15, 2002
                         Commission File No. 0001123455

                                    Head N.V.
                 (Translation of Registrant's Name Into English)

                                    Blaak 16
                                3011 TA Rotterdam
                                 The Netherlands
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F /X/                Form 40-F /__/

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

         Yes /__/                      No /X/



Enclosure: Press release "Head NV Announces Results for the Three Months and Nine Months ended September 30, 2002" dated November 14, 2002.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    HEAD N.V.


Date: November 15, 2002             By:  /s/ Johan Eliasch
                                       -----------------------------------------
                                       Chairman and Chief Executive Officer

Press Release
                                                                [LOGO]

HEAD NV Announces Results For The Three Months and Nine Months Ended September 30, 2002



Rotterdam - November 14, 2002 - Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced today its results for the three months and nine months ended September 30, 2002. For the three months ended September 30, 2002, Head had revenues of $104.0 million, operating income of $6.9 million and net income of $1.9 million, compared with revenues of $111.1 million, operating income of $11.2 million and net income of $3.7 million for the three months ended September 30, 2001. Diluted earnings per share for the three-month period was $0.05 compared to $0.09 for the same period in 2001.

For the nine months ended September 30, 2002, Head had revenues of $251.7 million, operating income of $1.8 million and a net loss of $11.0 million compared with revenues of $264.0 million, operating income of $5.7 million and a net loss of $0.5 million for the nine months ended September 30, 2001. The diluted loss per share for the nine-month period was $0.29 compared to $0.01 for the same period in 2001.

Johan Eliasch, Chairman and CEO, commented:

Current trading conditions remain difficult. We are seeing consumers, while remaining brand loyal, trading down to lower priced products and delaying purchasing decisions. Head is, however, competing effectively in the market place, by continuing to launch innovative products, focused marketing and efficient manufacturing.

During the quarter we expanded our exclusive sponsorship agreement with the United States Professional Tennis Association (USPTA) making Head the official racquet brand of this 10,000-member organisation. Together with Penn, which is already the official ball of the USPTA, we believe this is a winning combination.

We have started to see the positive impact of product innovation in our ski boot line, with sales to date this year growing by over 13%.

The decision to discontinue footwear has been reflected in our Racquets Division where the gross margin has improved by 300 basis points.

The revolutionary Intelligence ski, based on the highly successful Head Intelligence racquet technology, is in the shops now and is receiving a tremendous amount of media attention.

We have taken a number of marketing initiatives and our new products have performed well. However our results clearly have been impacted by the current trading conditions, and lower sales, especially in our diving division, have reduced our operating profit below last year's level. The final quarter of the year is our most important, when the majority of our profit is generated, and based on current trading and bookings information, we believe that for the full year we will be only slightly behind last year's sales and with slightly reduced operating margins.

 Revenues

                     For the Three Months Ended     For the Nine Months Ended
                            September 30,                  September 30,
                       2001         2002     %       2001      2002        %
                   -----------------------        -----------------------
                   (unaudited) (unaudited) Change (unaudited) (unaudited)Change
                         (in thousands)                 (in thousands)
Product category
Winter Sports..... $ 50,049    $  49,790    -0.5% $  63,623  $  63,233    -0.6%
Racquet Sports....   46,550       40,480   -13.0%   141,184    133,180    -5.7%
Diving............   13,333       12,290    -7.8%    53,362     49,672    -6.9%
Licensing.........    1,133        1,451   +28.0%     5,812      5,638    -3.0%
                   ------------------------------------------------------------
    Total Revenues $111,066    $ 104,011    -6.4% $ 263,981  $ 251,722    -4.6%
                   ============================================================

Winter Sports

For both the three-month and the nine-month periods ended September 2002, our Winter Sport sales have remained broadly flat compared with the prior year. Excluding the effect of changes in exchange rates for the nine months, revenues in Winter Sports decreased by $3.4 million, or 5.3%.

Underlying these results, there has been a change in the mix of the products being sold. Our ski boot division has performed extremely well - growing revenues by over 13% in the nine-month period due predominantly to the launch of the Edge series and the continued success of the Ez-On series. This has been offset by a decline in bindings sales where the market place is extremely competitive. This mix change, compounded by currency movements, has impacted the gross margin, reducing it by 520 basis points in the nine-month period compared to the prior year.

Although, sales of skis this year to date have been flat, the Intelligence ski has been extremely well received, winning the Ski Magazine innovation prize for 2002 and generating a great deal of visibility in the industry.

Having developed cutting edge products, we are determined that top racing professionals will have the opportunity of using them. Last month we announced the new structure of our Racing Department: products, testing and service of skis, bindings and boots are now all in the hands of Dieter Bartsch, who was most recently the ski coach of the Swiss men's ski team. Dieter is in charge of building Head's exclusive racing stable, which guarantees competitive skiers the best equipment as well as optimal race team management. We believe that within a short period of time, Head will rank among the most successful racing teams.

The outlook for the remainder of the year is very dependent on market conditions, and the winter sports market is one of the toughest we have seen for many years. With two years of poor snow and excess inventory in the stores, we are expecting that overall the wholesale market will decline in 2002.

Against this backdrop, our bookings are ahead of last year's and for the full year we expect that the divisional sales will be higher than last year's with the growth coming from boots, skis and snowboards, with flat sales in bindings. However, the mix change and exchange rate movements will continue to impact the margin.

Racquet Sports

For the nine months ended September 30, 2002, the decrease in the divisional sales of $8.0 million (5.7%) arose as a result of the discontinuation of footwear, offset in part by an increase in racquet sales of $2.5 million, or 3.3%. Sales of Penn balls remained flat compared with last year.

The decision to discontinue footwear is having the desired effect on gross margins with an increase of 300 basis points being achieved in the nine months to September 2002 compared to the equivalent period in 2001.

We are experiencing difficult market conditions, with substantial declines in the overall markets in Germany, Austria, Spain and the US. Against this backdrop, we have gained market share in many of our key markets including Italy, Germany and Austria.

During the quarter, Head signed an expanded exclusive sponsorship agreement with the United States Professional Tennis Association (USPTA) to become the official racquet brand of the organization world wide, in addition to Penn already being the official ball brand. With close to 10,000 members, USPTA's endorsement of Head and Penn products will give us high brand visibility and communication lines to consumers through influential teaching professionals.

For the remainder of the year, we see no improvement in the trading conditions and expect the market to decline. We do however expect to see our racquet and ball sales slightly ahead of last year due to our strong product portfolio. These increased sales will not totally offset the sales decline due to the discontinuation of footwear, which will result in the division's total sales for the full year being below last year's level but with a higher gross margin.

Diving

Continued reductions in air travel and general economic conditions are depressing the diving market, especially in the US. Our division's results have continued to be impacted by these poor conditions.

For the nine months ended September 30, 2002, diving product revenues decreased by $3.7 million, or 6.9%, to $49.7 million from $53.4 million in the comparable 2001 period. The results for the last three months suggest there is no improvement in market conditions with revenues for the three months decreasing by $1.0 million, or 7.8%, to $12.3 million from $13.3 million in the comparable 2001 period.

For the nine-month period, excluding the effect of changes in exchange rates, revenues from diving decreased by $4.6 million, or 8.4%.

In spite of the market declines, we believe that thanks to new products introduced during 2002, Mares has gained market share in almost every country.

Although there should an improvement compared to the conditions in the last quarter of 2001 which was heavily impacted by September 11th, for the remainder of the year we are cautiously assuming that there will be no change in the current market conditions. On this basis, we are expecting sales for the full year to be flat compared with last year.

Licensing

Licensing revenues have been affected by two changes over the last year: sports bags are now sold directly by our UK subsidiary and footwear is now recorded as licensing income. The net effect of these two changes is that we expect licensing income to be just slightly below last year's levels.

Profitability

For the nine months ended September 30, 2002, due to lower revenues, gross profit decreased by $4.9 million to $101.6 million from $106.5 million in the comparable 2001 period.

Gross margin remained stable at 40.4%, and although the margin in the Racquet Sports Division improved, this was offset by a decline in the margin in the Diving and Winter Sports Divisions due to product mix changes.

For the nine months ended September 30, 2002, selling and marketing expenses increased by $0.7 million, or 1.0%, to $75.1 million from $74.4 million in the comparable 2001 period. This increase was primarily due to foreign currency fluctuation and an increase in advertising expenses for the successful introduction of Head Intelligence skis and the Head Snowboard line.

For the nine months ended September 30, 2002, general and administrative expenses decreased by $0.9 million, or 3.9%, to $23.4 million from $24.3 million in the comparable 2001 period. This was mainly due to amortisation of $0.8 million, being recorded in 2001. Due to changes in accounting standards, goodwill and trademarks are no longer amortized and so no expense was reported in 2002.

We also recorded a non-cash compensation expense of $1.2 million in the nine months to September 2002 compared to a charge of $1.5 million in the equivalent period in 2001, due to amortization expenses resulting from the grant of stock options under our stock option plans of 1998 and 2001.

As a result of the foregoing factors, for the nine months ended September 30, 2002, operating income decreased by $3.9 million to $1.8 million from $5.7 million in the comparable 2001 period.

2002 Outlook

Given the current market conditions, results to date, and bookings information, we continue to be cautious about our full year financial results. We believe full year revenues will be slightly below last year's, with lower operating margins due to changes in product mix and the impact of currency.


Consolidated Results

                                                      For the Three Months Ended     For the Nine Months Ended
                                                            September 30,                  September 30,
                                                           2001           2002            2001           2002
                                                        -----------    -----------     -----------    -----------
                                                                         (in thousands)

REVENUES
Total Revenues......................................   $ 111,066     $   104,011     $  263,981     $  251,722
Cost of Sales.......................................      64,835          61,190        157,448        150,101
                                                        ---------    ------------    -----------    -----------
   Gross profit.....................................      46,231          42,821        106,533        101,622
                                                        =========    ============    ===========    ===========
   Gross margin.....................................       41.6%           41.2%          40.4%          40.4%
Selling & marketing expense.........................      25,316          27,365         74,398         75,142
General & administrative expense (excl. non-cash           8,928           8,117         24,347         23,409
compensation expense & employee termination & other
related costs).....................
Non-cash compensation expense......................          824             408          1,510          1,225
Employee termination & other related costs.........           --              --            554             --
                                                        ----------    ------------    -----------    -----------
   Operating income.................................      11,163           6,931          5,725          1,845
                                                       ===========    ============    ===========    ===========
Interest expense....................................      (2,867)         (3,321)        (8,373)        (8,670)
Interest income.....................................          178             221            759            546
Foreign exchange gain/(loss)........................      (3,367)             266          4,799        (4,517)
Other income/(expense), net.........................         (42)             174          (122)            169
                                                       -----------    ------------    -----------    -----------
   Income (Loss) from continuing operations before         5,064            4,270          2,788       (10,627)
income taxes......................................
Income tax expense                                        (1,075)         (2,397)        (2,652)          (348)
Share of loss from equity investment, net of tax..          (272)              --          (594)            --
                                                       -----------    ------------    -----------    -----------
   Net income/(loss).................................  $    3,718     $     1,873     $    (458)     $ (10,975)
                                                       ===========    ============    ===========    ===========




About Head

Head NV is a leading global manufacturer and marketer of premium sports equipment. We are a technology driven company, our motto being "Superior Performance Through Superior Technology".

We can trace our roots back to 1950 when Howard Head, the inventor of the first metal ski, founded the company. The Tyrolia bindings and Mares diving brands were added in the 1970's and more recently the Penn balls and Dacor diving brands were acquired during the 1990's.

Head NV has been under its present management since 1996 and was listed on the New York Stock Exchange and the Vienna Stock Exchange in September 2000.

Our current operations are organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.

Within these divisions we have created or acquired some of the most recognizable brands in the sporting goods market including:

Head Tennis, squash and racquetball racquets; alpine skis and ski boots; snowboarding boards, bindings and boots;
               accessories and apparel

Penn           Tennis and racquetball balls

Tyrolia        Alpine ski bindings

Mares/Dacor    Diving equipment

Our key ski, racquet and diving products all have leading market positions and appeal to a wide range of consumers from novices to some of the world's top athletes including Andre Agassi, Gustavo Kuerten, Hannes Trinkl and Francisco "Pipin" Ferreras.

Our products are sold through over 30,000 accounts including pro shops, specialty sporting goods stores and mass merchants in over 80 countries around the world.

Our strategy has always been to develop groundbreaking products positioned at middle to high price points. We believe this helps us achieve our financial returns as well as gain market share.

Please visit our website: www.head.com


Investor Contacts

US: Robert Kosian, Head of Investor Relations
Tel: +1 (843) 937 4882; e-mail: htmbk@aol.com

Europe: Clare Vincent, Head of Corporate Finance
Tel: +44 (0)207 499 7800; Fax: +44 (0)207 491 7725; e-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 701 79354; Fax +43 1 707 8940


This press release should be read in conjunction with the company's quarterly report for the period ended September 30, 2002


This press release and the statements of Mr. Johan Eliasch quoted herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Although Head believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included and quoted herein, the inclusion of such information should not be regarded as a representation by Head or any other person that the objectives and plans of Head will be achieved.